SUBSIDIARIES OF THE REGISTRANT
(AS OF MARCH 3, 2008)

Name of Subsidiary	State/Jurisdiction of Incorporation/Organization	Other Names under which Subsidiary Does Business
German American Bancorp	Indiana	German American Bank; Peoples Bank; First American Bank; First State Bank; Citizens State Bank; Stone City Bank
GAB Investment Company, Inc.	Nevada
GAB Investment Center, Inc.	Nevada
GAB Investments, LLC	Nevada
GAB Capital Funding Corp.	Nevada
GAB Funding Corp.	Maryland
First Title Insurance Company	Indiana
German American Reinsurance Company, Ltd.	Turks and Caicos Islands
Financial Services of Southern Indiana, Inc.	Indiana
German American Financial Advisors & Trust Company	Indiana	German American Financial Advisors
German American Insurance, Inc.	Indiana	Doty Insurance; Stafford-Williams Insurance; Knox County Insurance; Smith & Bell Insurance; Keach & Grove Insurance
Allied Premium Finance Company	Indiana

Exhibit 21